Deconstructing 20+ Years of Results
Dodge & Cox Stock Fund
All returns of one year or more have been annualized. Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Standard & Poor’s 500
Index (S&P 500) is a widely recognized, unmanaged index of common stock prices.
Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investments may have a gain or loss when shares are sold.
Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Before investing in any Dodge &
Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, or for current performance figures, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
Intra-Period Returns (%) Observations
Stock Fund SEC Standardized Average Annual Total Returns as of September 30, 2008: 1 Year -29.59%; 5 Years 5.43%; 10 Years 8.90%
Our long-term, price-disciplined investment approach has at
times been out of favor. While the Fund outperformed the S&P
500 by 1.8% during the past 20¾ years, it lagged the index in 10 of the past 20 calendar years and in 43 of the past 83 quarters.
Shifts in relative performance are unpredictable and can reverse in surprisingly short periods of time.
Attempting to “time the market” (or swings between investment styles) is difficult.
Annual Returns (%)
1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007
YTD
9/08
Stock Fund 13.8 26.9 -5.1 21.5 10.8 18.3 5.2 33.4 22.3 28.4 5.4 20.2 16.3 9.3 -10.5 32.4 19.2 9.4 18.5 0.1 -26.1
S&P 500 16.6 31.7 -3.1 30.5 7.6 10.1 1.3 37.6 23.0 33.3 28.6 21.1 -9.1 -11.9 -22.1 28.7 10.9 4.9 15.8 5.5 -19.3
Difference -2.9 -4.7 -2.0 -9.0 3.2 8.2 3.8 -4.2 -0.7 -4.9 -23.2 -0.9 25.4 21.2 11.6 3.7 8.3 4.4 2.7 -5.4 -6.8
08-454  |
for periods ending December 31,
DODGE
&
COX
Investment Managers | San Francisco
Years Stock Fund S&P 500 + / -
1988-91 4 13.6 18.0 -4.4
1992-94 3 11.3 6.3 5.0
1995-99
5 21.6 28.6 -7.0
2000-06 7 12.8 1.1 11.7
2007-Sept 08 1.75 -15.8 -8.8 -7.0
1988-Sept 08 20.75 12.0 10.2 1.8
Value of $1000 20.75 $10,482 $7,534 $2,947